DIGITAL MEDIA SOLUTIONS, INC.
4800 140TH AVENUE N., SUITE 101
CLEARWATER, FLORIDA 33762

VIA EDGAR

June 2, 2021

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Benjamin Richie

Re: Digital Media Solutions, Inc.
Registration Statement on Form S-1 (the “Registration Statement”)
File No. 333-256518

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Digital Media Solutions, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 5:00 p.m., Eastern Time, on June 3, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, request by telephone that such Registration Statement be declared effective.

Please contact Katherine Ashley, of Skadden, Arps, Slate, Meagher & Flom LLP, outside counsel to the Company, at (202) 371-7706, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Anthony Saldana
General Counsel, EVP Legal & Compliance
and Secretary